[redacted]

DD 11/29/13

SEC SSION

13026177

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 27 2013
Washington DC
124

SEC FILE NUMBER
8-42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern, Hwy., Suite 200
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas 248-539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury (Address) Farmington Hills (City) Michigan (State) 48334 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/3/13

DD 12/3/13

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEANNE L. APPLE
Notary Public, State of Michigan
County of Oakland
My Commission Expires Mar. 17, 2020
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

Page No.

Independent Auditor's Report ____ 1

Statement of Financial Condition ____ 3

Statement of Income ____ 4

Statement of Stockholder's Equity ____ 5

Statement of Cash Flows ____ 6

Notes to the Financial Statements ____ 7

Supplementary information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – see page 3 of 7 of supplementary information.

Exemptive Provision Under Rule 15c3-3 of Securities and Exchange Commission – see page 7 of 7 of supplementary information.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 ____ 18

Independent Auditor's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation ____ 21

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Enterprise Securities Company

We have audited the accompanying financial statements of The Enterprise Securities Company (the "Company"), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant account estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in this report on pages 10-17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-17 has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-17 is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
November 26, 2013

THE ENTERPISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS (Note 1)

CURRENT ASSETS		
Cash and cash equivalents	$	173,070
Commissions receivable		129,480
Refundable federal and state taxes		5,520
Deferred income tax		6,600
Total Current Assets	$	314,670

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commission payable (Note 3)	$	48,356
Related party payable		22,098
Total Current Liabilities		70,454
STOCKHOLDER'S EQUITY		
Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		234,216
Total Stockholder's Equity		244,216
Total Liabilities and Stockholder's Equity	$	314,670

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2013

REVENUE			$	1,662,257
EXPENSES				
Commissions	$	1,467,180		
Reimbursed operating expenses (Note 3)		151,348		
Professional fees		7,280		
Regulatory fees		10,959		
Compliance fees		5,500		1,642,267
INCOME FROM OPERATIONS				19,990
INTEREST INCOME				1,897
INCOME BEFORE INCOME TAX				21,887
INCOME TAX (Note 1)				
Current				4,820
Deferred				4,000
				8,820
Net Income			**$**	**13,067**

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2013

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
BALANCE - OCTOBER 1, 2012	1,000	$ 10,000	$ 221,149	$ 231,149
NET INCOME			13,067	13,067
BALANCE - SEPTEMBER 30, 2013	1,000	$ 10,000	$ 234,216	$ 244,216

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 13,067
Adjustments to reconcile net income to net cash	
used in operating activities	
Deferred income tax	4,000
Changes in operating assets and liabilities	
Commission receivable	(45,705)
Commission payable	(25,131)
Related party payable	22,098
Refundable federal and state taxes	(10,710)
NET INCREASE (DECREASE) IN CASH	(42,381)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	215,451
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 173,070

See notes to the financial statements

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less when purchased to be cash equivalents. At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commission receivables represent commission earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at earned amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities, and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Securities and Exchange Commission rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at September 30, 2013. All customer transactions are cleared through other broker-dealers. The Company promptly forwards all funds of its customers received in connection with its activities to other broker-dealers. The Company does not maintain margin accounts.

Customer Accounts

No client money is held in the Company's bank accounts or in escrow.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statements purposes and for income tax purposes.

The Company applies ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2013, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2009 and later remain subject to examination by the IRS and respective states.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital as defined of approximately $158,349, which was approximately $153,349 in excess of its minimum required net capital of $5,000 at September 30, 2013. The Company's ratio of aggregated indebtedness to net capital was .45 to1 at September 30, 2013.

At September 30, 2013, the Company had focus report excess net capital per part A, line 14 of $153,349 that was different by $24,697 from the amount reported in the annual audited financial statements due to unrecorded commission revenue and a reconciliation of reimbursed operating expenses.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company incurred $151,348 to an affiliate as reimbursement of operating expenses for the year September 30, 2013. At September 30, 2013, the Company owed $22,098 to a related party for operating expenses

The Company paid commissions of $1,339,407 to its stockholder for the year ended September 30, 2013. At September 30, 2013, commissions payable to the stockholder amounted to $44,005.

NOTE 4 – SUBSEQUENT EVENTS

The company has performed a review of events subsequent to September 30, 2013 through November 26, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Date: 11/26/13 7:34 AM
Status: Amendment - Submitted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

THE ENTERPRISE SECURITIES COMPANY [13]

SEC. FILE NO.

8-42662 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

30301 NORTHWESTERN HIGHWAY, SUITE 200 [20]
(No. and Street)

FARMINGTON HILLS [21] MI [22] 48334 [23]
(City) (State) (Zip Code)

FIRM ID NO.

26598 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

07/01/13 [24]

AND ENDING (MM/DD/YY)

09/30/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

______ [30]

(Area code) - Telephone No.

______ [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

______ [32]
______ [34]
______ [36]
______ [38]

OFFICIAL USE

______ [33]
______ [35]
______ [37]
______ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/26/13 7:34 AM
Status: Amendment - Submitted

BROKER OR DEALER			
THE ENTERPRISE SECURITIES COMPANY	N	3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/13 [99]
SEC FILE NO. 8-42662 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 173,070 [200]		$ 173,070 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		[295]		
B. Other		58,396 [300]	$ 71,084 [550]	129,480 [810]
3. Receivables from non-customers		[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[418]		
B. Debt securities		[419]		
C. Options		[420]		
D. Other securities		[424]		
E. Spot commodities		[430]		[850]
5. Securities and/or other investments not readily marketable:				
A. At cost	$ [130]			
B. At estimated fair value		[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]	[630]	[880]
A. Exempted securities	$ [150]			
B. Other securities	$ [160]			
7. Secured demand notes:		[470]	[640]	[890]
Market value of collateral:				
A. Exempted securities	$ [170]			
B. Other securities	$ [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ [190]			
B. Owned, at cost			[650]	
C. Contributed for use of the company, at market value			[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.		[490]	[680]	[920]
11. Other assets		[535]	12,120 [735]	12,120 [930]
12. Total Assets		$ 231,466 [540]	$ 83,204 [740]	$ 314,670 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	48,356	1115		1305	48,356	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	22,098	1205		1385	22,098	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 70,454	1230	$	1450	$ 70,454	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital			10,000	1793
D. Retained earnings			234,216	1794
E. Total			244,216	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 244,216	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 314,670	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 244,216	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			244,216	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 244,216	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 83,204	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(83,204)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 161,012	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,662	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(2,662)	3740
10. Net Capital			$ 158,350	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,697	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	153,350	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	151,305	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	70,454	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	70,454	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	44.49	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 11/26/13 7:34 AM
Status: Amendment - Submitted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY

For the period (MMDDYY) from 07/01/13 [3932] to 09/30/13 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	91,241	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	217,526	3995
9. Total revenue	$ 308,767	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			223,508	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			91,529	4100
16. Total expenses			$ 315,037	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (6,270)	4210
18. Provision for Federal income taxes (for parent only)			3,266	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (9,536)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(28,119)	4211

Date: 11/26/13 7:34 AM
Status: Amendment - Submitted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY

For the period (MMDDYY) from 07/01/13 to 09/30/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 253,752	4240
A. Net income (loss)			(9,536)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 244,216	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

Date: 11/26/13 7:34 AM
Status: Amendment - Submitted

BROKER OR DEALER
THE ENTERPRISE SECURITIES COMPANY as of 09/30/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
[4335] [4570]

D. (k) (3) - Exempted by order of the Commission . . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on timely basis. A significant deficiency is deficiency, or combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance. We noted the following deficiencies that we have deemed to be significant deficiencies:

1. There is a lack of resources to ensure that the proper disclosures are included in the financial statements.

2. Revenue for mutual fund income from one fund was not recognized on a trade date basis and was being recorded on a cash basis. Prior year commission income was recorded in the current year. An adjusting entry was made at September 30, 2013 to accrue the commission income earned through September 30, 2013. There was not a proper matching of revenue and expenses for commissions related to the above mutual fund during the year.

3. Quarterly FOCUS reports are not reviewed by management.

4. The Company's monthly accrual to a related party for their expense sharing agreement was understated, thus liabilities on the quarterly FOCUS reports were understated.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Farmington Hills, Michigan
November 26, 2013

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
The Enterprise Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by The Enterprise Securities Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of the General assessment Reconciliation (Form SIPC-7). The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors
The Enterprise Securities Company
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

UHY LLP

Farmington Hills, Michigan
November 26, 2013